EXHIBIT 99.1

NXT Energy Solutions Announces Third Quarter 2022 Results

CALGARY, Alberta, Nov. 09, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended September 30, 2022. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Q3 Financial and Operating Highlights

Key financial and operational highlights for Q3-22 are summarized below:

  cash at September 30, 2022 was $0.57 million;
  net working capital was $(1.06) million at September 30, 2022;
  the Company recorded SFD®-related revenues of $nil and received US$0.30 million (CDN$0.39 million) of payments on outstanding accounts receivable in September 2022;
  a net loss of $1.65 million was recorded for Q3-22, including stock-based compensation expense ("SBCE") and amortization expense of $0.47 million;
  a net loss of $5.26 million was recorded for YTD 2022, including SBCE and amortization expense of $1.51 million;
  net loss per common share for Q3-22 was $0.03 basic and $0.03 diluted;
  net loss per common share for YTD 2022 was $0.08 basic and $0.08 diluted;
  cash flow used in operating activities was $0.53 million during Q3-22 and $2.23 million during YTD 2022;
  general and administrative ("G&A") expenses increased by $0.20 million in Q3-22 as compared to Q3-21; and
  G&A expenses increased by $0.57 million in YTD 2022 as compared to YTD 2021.

Subsequent to Q3-22, on October 31, 2022 the Company advised that will be offering rights to holders of its common shares for gross proceeds of approximately $4,000,000 (the “Rights Offering”).

Message to Shareholders

George Liszicasz, President and CEO of NXT, commented: “Despite our tight financial situation, we are witnessing an increased level of business development and engagement with our customers. This is directly attributable to a number factors such as strong commodity prices and increased exploration activity around the world. The war in the Ukraine and economic consequences of emerging from the pandemic have caused uncertainty, but has increased opportunities for our business. We have responded by increasing the scale and frequency of technical and commercial meetings in targeted markets to secure new survey contracts. Operationally, the aircraft stands ready, having completed all its scheduled maintenance requirements, and is fully prepared for up to 300 flight hours. Additional logistics planning continues and we are in active discussions to arrange ground operations in the targeted survey locations. The recently announced Rights Offering will give the Company sufficient working capital to execute on these opportunities. Collectively, these actions give us confidence in our near term success.   On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2022 third quarter financial statements (with comparative figures to 2021) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's third quarter 2022 unaudited condensed consolidated interim Financial Statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)
	Q3-22	Q3-21	2022 YTD	2021 YTD
Operating results:
SFD®-related revenues	$-	$-	$-	$3,144,373
SFD®-related costs, net	230,518	303,426	974,292	950,737
General & administrative expenses	963,433	765,120	2,922,660	2,348,280
Amortization and other expenses	442,096	445,345	1,326,630	1,331,340
	1,636,047	1,513,891	5,223,582	4,630,357
Net loss	(1,647,988)	(1,434,442)	(5,263,527)	(1,550,212)

Net loss per common share:
Basic	$(0.03)	$(0.02)	$(0.08)	$(0.02)
Diluted	$(0.03)	$(0.02)	$(0.08)	$(0.02)

Common shares outstanding as at end of the period	65,585,902	64,829,554	65,585,902	64,829,554
Weighted average of common shares outstanding for the period:
Basic	65,386,959	64,661,410	65,333,954	64,554,049
Diluted	65,386,959	64,661,410	65,333,954	64,554,049

Cash provided by (used in):
Operating activities	$(533,787)	$(1,027,858)	$(2,229,816)	$(1,108,785)
Financing activities	(25,694)	(21,679)	(24,573)	941,717
Investing activities	500,000	(102,448)	550,000	(87,804)
Effect of foreign rate changes on cash	16,481	79,946	20,376	1,678
Net cash outflow	(43,000)	(1,072,039)	(1,684,013)	(253,194)
Cash and cash equivalents, beginning of the period	616,842	3,508,991	2,257,855	2,690,146
Cash and cash equivalents, end of the period	573,842	2,436,952	573,842	2,436,952

Cash and cash equivalents	573,842	2,436,952	573,842	2,436,952
Short-term investments	-	363,769	-	363,769
Total cash and short-term investments	573,842	2,800,721	573,842	2,800,721

Net working capital balance	(1,060,858)	4,025,829	(1,060,858)	4,025,829

NXT's 2022 third quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Thursday, November 10, 2022
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-800-898-3989
Conference ID:	7310190#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: Rights Offering, business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2021 and MD&A for the three and nine month periods ended September 30, 2022, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three and nine month periods ended September 30, 2022 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the unaudited condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2022, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.